

March 31, 2023

Patrick Gadson
Partner
Vinson & Elkins LLP
The Grace Building
1114 Avenue of the Americas
32nd Floor
New York, New York 10036

> **Re: BROADWIND, INC.**
> **PREC14A filed March 27, 2023**
> **File No. 001-34278**

Dear Patrick Gadson:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

PREC14A filed March 27, 2023

Questions and Answers about the Annual Meeting, page 2

1. Please revise the disclosure on page 7 related to the vote required on the election of directors to make it clear that a plurality vote standard will apply at this year's annual meeting.

General

2. Please refile the proxy card so that it is clearly legible on EDGAR.

We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

   Please direct any questions to David Plattner, at 202-551-8094, or Christina Chalk, at 202-551-3263.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Mergers and Acquisitions